

# Matt Griswold · 3rd

Chief Executive Officer at MxG Fiber

Greater Houston · **Contact info**

500+ connections

**MxG Fiber**

**University of Illinois at Urbana-Champaign**

## Experience

### Chief Executive Officer

MxG Fiber

Mar 2019 – Present · 2 yrs 10 mos

The Woodlands, TX

MxG Fiber is focused on supplying sustainable packaging to both the North American and European markets to meet the growing demand created by consumers and single use plastic bans. Beginning with our sustainable fiber supply, MxG Fiber is vertically integrated all the way through our advanced pulping and molding technologies. This enables us to provide cost competitive and highly functional compostable molded fiber packaging to replace single use plastic packaging. Growing our own raw material means your packaging is fully traceable, reliable, safe, and free of PFA chemicals.

MxG Fiber grows perennial fiber crops on marginal land to supply our manufacturin ...see more

### Aloterra LLC

8 yrs 7 mos

**Owner and Advisor**

Mar 2019 – Mar 2020 · 1 yr 1 mo

The Woodlands, TX

Aloterra is a vertically integrated specialty fiber manufacturer that is producing four lines of sustainable products at two manufacturing facilities. In addition to developing and manufacturing our own product lines, Aloterra also grows and controls its own raw material supplies to make our entire operation vertically integrated. We are leading a new gı ...see more

**Chief Executive Officer**

Sep 2018 – Mar 2019 · 7 mos

The Woodlands, TX

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### President

Blendstar, LLC

Apr 2006 – Aug 2011 · 5 yrs 5 mos

The Woodlands, TX

As co-founder and President of Blendstar, we developed eight renewable fuels terminals in the U.S. for the transloading of ethanol and biodiesel from rail to truck in order to bridge the gap in renewable fuels distribution. Blendstar was sold to Green Plains Renewable Energy (NASDAQ: GPRE).

### Griswold Energy Partners Inc

6 yrs 1 mo

**Chief Financial Officer**

Mar 2003 – Mar 2006 · 3 yrs 1 mo

The Woodlands, TX

Griswold Energy Partners develops refined fuels procurement programs for large independent customers. These programs are designed for each customer to increase profit margins and reduce price risk on fuel sales that are typically viewed as loss leaders. These programs include the aggregation of large pipeline shipments, physical storage, and financial ...see more

**Senior Vice President**
Mar 2000 – Mar 2003 · 3 yrs 1 mo
The Woodlands, TX

**Associate Portfolio Manager**
Harris Trust and Savings Bank
Jun 1996 – Feb 2000 · 3 yrs 9 mos
Greater Chicago Area

## Education

**University of Illinois at Urbana-Champaign**
Bachelor of Science (B.S.), Finance, General
1992 – 1996